CODE OF ETHICS

Implementation Date: February 1, 2012

Most Recent Amendment Date: March 1, 2013

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their Clients. Investment advisers are trusted to represent Clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding

•	the adviser’s fiduciary duty to its Clients,

•	compliance with all applicable Federal Securities Laws,

•	reporting and review of personal Securities transactions and holdings,

•	reporting of violations of the code, and

•	provision of the code to all supervised persons.

Risks

In developing these policies and procedures, Apex considered the material risks associated with administering its Code of Ethics (the “Code”). This analysis includes risks such as

•	Employees do not understand the fiduciary duty that they, and Apex, owe to Clients (1.1);

•	Employees and/or Apex fail to identify and comply with all applicable Federal Securities Laws (1.2);

•	Employees do not report personal Securities transactions (1.3);

•	Employees trade personal accounts ahead of Client accounts (1.4);

•	violations of the Federal Securities Laws, the Code, or the policies and procedures set forth in this Manual are not reported to the CCO and/or appropriate supervisory personnel (1.5);

•	Apex does not provide its Code and any amendments to all Employees (1.6); and

•	Apex does not retain Employees’ written acknowledgments that they received the Code and any amendments (1.7).

Apex has established the following guidelines to mitigate these risks.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, Apex and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code. All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Apex to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his or her duties under the Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner when dealing with Clients, the public, prospects, third-party service providers, and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Apex’s services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Apex must act in its Clients’ best interests. Neither Apex nor any Employee should ever benefit at the expense of any Client. Employees should notify the CCO promptly about any practice that creates or gives the appearance of a material conflict of interest.

Employees are generally expected to discuss any perceived risks or concerns about Apex’s business practices with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with his or her supervisor, or if he or she believes that an issue has not been appropriately addressed, he or she should bring the matter to the CCO’s attention.

Distribution of the Code and Acknowledgment of Receipt

Apex will distribute this Manual, which contains the Company’s Code, to each Employee upon the commencement of employment, annually, and upon any change to the Code or any material change to another portion of the Manual.

All Employees are required to read the Code upon the commencement of their employment with Apex and annually thereafter to acknowledge and certify that they have received, reviewed, understand, and shall comply with or have complied with all policies and procedures as set forth therein. Employees generally perform such acknowledgment within Apex’s online Compliance Management System (“CMS”). In the event that such system is inaccessible, Employees should complete the attached Compliance Manual Acknowledgment Form and submit the completed form to the CCO upon commencement of employment, annually, and following any material change to the Manual. The CCO will use the CMS to track Employees’ Code acknowledgments.

Apex may amend these policies and procedures and/or adopt interpretations of them as deemed appropriate by the CCO. All material amendments and new interpretations will be conveyed to Employees and will require their acknowledgment of receipt and understanding of the amendments/interpretations in the CMS.

Employees should not hesitate to contact either the CCO or a designee if they believe that changes or additions to or deletions from the Code and/or any policies and procedures contained in the Manual may be appropriate.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Apex, Employees, and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for Apex, its Employees, and/or Clients and Investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Apex’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict. Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Apex and/or its Employees on the one hand, and Clients and Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and Investors over the interests of Apex and its Employees. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the CCO’s attention.

Prohibited Actions

Without limiting any provision of the Manual, Apex and any affiliated person of Apex (including any Employee), in connection with the purchase or sale, directly or indirectly, of a Security Held or to be Acquired by a Reportable Fund, by Apex or the affiliated person, is prohibited from:

•	Employing any device, scheme or artifice to defraud the Reportable Fund;

•	Making any untrue statement of a material fact to the Reportable Fund or omitting to state a material fact necessary in order to make the statements made to the Reportable Fund, in light of the circumstances under which they are made, not misleading;

•	Engaging in any act, practice or course of business that operates or would operate as a fraud or deceit on the Reportable Fund; or

•	Engaging in any manipulative practice with respect to the Reportable Fund.

A “Security Held or to be Acquired by a Reportable Fund” for this purpose means

•	Any Covered Security that, within the most recent 15 days:

•	Is or has been held by the Reportable Fund; or

•	Is being or has been considered by the Reportable Fund or Apex for purchase by the Fund; and

•	Any option to purchase or sell, and any Security convertible into or exchangeable for, a Covered Security described in preceding bulleted paragraph.

Personal Securities Transactions Policy

Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients. Trades should avoid actual improprieties as well as the appearance of impropriety. Employee trades must neither be timed to precede orders placed for any Client (to the extent Apex’s trades for Clients are known or anticipated at the time of the Employee’s trade) nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

From time to time, personnel at Apex may come into possession of Material Non-Public Information. As discussed in the “Insider Trading” section of this manual, Apex’s CCO will maintain a restricted list of Securities that Apex and its Employees are generally not permitted to trade (e.g., Apex might have received Material Non-Public Information or may be approaching the 13D/13G reporting threshold). The CCO may approve exceptions to this policy, allowing an Employee to trade a Security appearing on the restricted list under certain extraordinary circumstances. The approval of such exceptions will be documented by the CCO. The CCO forwards the restricted list to Employees as updates are made and it is provided in a read-only accessible form on the Company’s shared drive. At such time when information is no longer material and there has been an appropriate “cooling-off period,” Securities will be removed from the restricted list. The rationale for adding and removing Securities from the restricted list will be documented and maintained by the CCO.

Accounts Covered by the Policy and Procedures

Apex’s Personal Securities Transactions policy and procedures apply to all accounts that hold or may hold (e.g., a brokerage account that currently only holds cash and/or unaffiliated open-end mutual funds but could hold Securities) any Securities over which Employees have any beneficial ownership interest or exert influence or control, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, parents-in-law, sons-in-law, and daughters-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Employees to exclude accounts held personally or by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts. It is also possible that an Employee would be required to report accounts/transactions over which the Employee exerts control (e.g., makes or recommends purchases or sales of specific investments) even when the immediate family member does not share the same household. Employees should consult with the CCO before excluding any accounts held by immediate family members. Any personal trading transactions for covered accounts must also follow the preclearance procedures and reporting requirements. All personal trading transactions must be held at an approved custodian. For a list of approved custodians, please see the CCO.

Preclearance Procedures

All Employees must obtain preclearance for all transactions in Reportable Securities (as discussed below), including preclearance for all transactions in Limited Offerings, including any Private Placements (e.g., limited partnerships and limited liability companies), and all IPOs. Apex reserves the right to disapprove of any proposed transaction that may have the appearance of improper conduct and may decide not to preclear a proposed transaction for a number of reasons, including, but not limited to, conflicting sides of a transaction with Clients, violation of a confidentiality agreement, and the proposed transaction occurring before an intended Client trade program.

Employees shall complete a preclearance trade request within the CMS for any proposed personal transaction in a Reportable Security. The CMS will approve requests involving Securities that are not part of a Limited Offering, do not appear on Apex’s restricted list, and have not been traded for Clients within the relevant blackout period (defined below). All other preclearance requests are routed to the CCO or a designee for review.

In order to limit the possibility that any trading conducted by its Access Persons could be perceived as improper, Apex has implemented a blackout period. Each Access Person is prohibited from purchasing or selling an exchange-traded fund (“ETF”) on the same day it is traded for a Client. Each Access Person is prohibited from purchasing or selling any other Reportable Security (other than ETFs) of an issuer during the five business days before and after the day any Security of that issuer has been traded for a Client. Further, each Access Person is prohibited from purchasing or selling a Security Held or Acquired by a Reportable Fund for seven business days before and after the day such Security has been traded for a Reportable Fund. Employees should note that any personal trade involving a Reportable Security traded for a Client or involving a Security Held or Acquired by a Reportable Fund during the blackout period will likely require an unwinding of the trade and incur trade losses or disgorgement of profits by the Employee. Therefore, we recommend that Employees refrain from trading in any Reportable Securities or any Security Held or Acquired by a Reportable Fund in their personal accounts of issuers that have a high likelihood of being traded in a Client account or by a Reportable Fund.

Once a preclearance trade request is granted for a transaction, Employees may only transact in that Security until the close of the next business day, after which transactions in that Security must be separately precleared. Preclearance to participate in an IPO or Private Placement will be approved or disapproved at the time the request is received. Such requests do not have a specific duration for execution.

Unless otherwise noted, preclearance is not required for transactions in the exempted Securities described in the “Reportable Securities” section that follows.

Reportable Securities

Notwithstanding Apex’s preclearance procedures, Apex requires all Employees to provide periodic reports (see the “Reporting” section that follows) regarding transactions and holdings in any Security, except the following:

•	Direct obligations of the government of the United States

•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt instruments, including repurchase agreements

•	Shares issued by money market funds

•	Shares issued by open-end Registered Funds (“mutual funds”) other than Reportable Funds.

•	Interests in 529 college savings plans

•	Shares issued by unit investment trusts that are invested exclusively in one or more mutual funds, none of which are Reportable Funds.

Please note that ETFs are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting and preclearance requirements contained in Apex’s Personal Securities Transactions policy.

Reporting

In order to maintain compliance with Rule 204A-1 under the Advisers Act, Apex must collect reports from all Employees that include transaction and holding information regarding their personal trading activities. To fulfill this requirement, Employees may submit their brokerage/custodial statements to the CCO or a designee. Alternatively, they can submit separate reports as described in further detail below.

Quarterly Transaction Reports

Employees must report all transactions in Reportable Securities that they have made in personal Securities trading accounts, and covered accounts during the quarter, as well as disclosing any new Securities accounts that they have opened during the quarter, not later than 30 days after the end of each calendar quarter. Employees may submit their brokerage/custodial statements to the CCO, or a designee, in order to fulfill the quarterly transaction reporting requirements to the extent that such statements reflect all transactions in Reportable Securities for the period.

If an Employee’s trades are not reported in their custodial accounts (e.g., purchase of a Private Placement such as a private investment fund) or if the Employee’s custodian statements are not received within 30 days after the end of the calendar quarter then the employee must submit their Reportable Securities transaction details to the CCO directly.

Initial and Annual Holdings Reports

Employees must report all of their Reportable Securities holdings and Securities accounts not later than 10 days after joining Apex by completing the Initial Holdings Report Form. The initial holdings report must contain information that is current as of a date not more than 45 days prior to the date the individual joins the Company.

In addition, Employees must submit a report of all of their holdings of Reportable Securities and funds and all Securities accounts on an annual basis on or before February 14 of each year. The reports shall be current as of a date no earlier than December 31 of the previous year.

Employees may submit their brokerage/custodial statements to the CCO, or a designee, in order to fulfill the initial and annual holdings reporting requirements to the extent such statements reflect all Security holdings. Employees must separately report any Reportable Securities not held or reported on brokerage or custodial statements by submitting the initial and/or annual account attestation to the CCO. At a minimum, such brokerage/custodial statements must include

•	a Security description, including the title and type of Security;

•	a Security identifier (e.g., the exchange ticker symbol or CUSIP number), the number of shares, and principal amount of each Security;

•	the name of any broker, dealer, or bank with which the individual maintains an account in which any Security is held for the Employee’s direct or indirect benefit; and

•	the date on which the Employee submits the report.

All Employees must report their Beneficial Interest in any Securities accounts that could hold Reportable Securities, regardless of the types of Securities that are held in the Securities account. In addition, the CCO must be made aware of all Securities accounts owned by Employees, including discretionary accounts managed by an independent third-party investment manager.

Exceptions from Reporting Requirements

There are limited exceptions from certain of the reporting requirements. Specifically, an Employee is not required to report the following transactions:

•	Transactions effected pursuant to an Automatic Investment Plan, which includes dividend reinvestment plans.

•	Transactions executed in Securities held in Securities accounts over which the Employee had no direct or indirect influence or control (e.g., discretionary accounts managed by a third-party investment manager)[1]

The CCO will determine on a case-by-case basis whether an account qualifies for either of the aforementioned exceptions.

Trading Review

Apex’s Personal Securities Transactions policy and procedures are designed to not only ensure its technical compliance with Rule 204A-1, but also to mitigate any potential material conflicts of interest associated with an Employee’s personal trading activities. Accordingly, the CCO or a designee will monitor Employees’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any Reportable Security

•	Trading ahead of Clients

•	Trading that appears to be based on Material Non-Public Information

The CCO or a designee will review all reports submitted pursuant to the Personal Securities Transactions policy and procedures for potentially abusive behavior, and may compare Employee trading with Clients’ trades as necessary. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions up to and including dismissal. The CCO will use the CMS to track his order reviews of Employees’ personal trading.

[1]	However, Apex requires all Employees to report the existence of these accounts on an initial and annual basis and, at a minimum, provide documentation to substantiate that he or she had no direct or indirect influence or control over the Securities account (e.g., an investment advisory agreement, duplicate account statement, or a written representation).

The Director of Operations monitors the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policy.

If Apex discovers that an Employee is personally trading contrary to the policies set forth above, the Employee may be requested to meet with the CCO and the COO to review the facts surrounding the transactions.

Reporting of Violations and Remedial Actions

Apex takes the potential for conflicts of interest very seriously. As such, Apex requires Employees to promptly report any potential violations of the Personal Securities Transactions policy to the CCO. Apex’s senior management is aware of the potential matters that may arise as a result of this requirement and takes appropriate and prompt action against any Employee who seeks to retaliate against another for reporting violations. The CCO documents and maintains any violation of this policy, as well as any action taken as a result of the violation.

If any violation of Apex’s Personal Securities Transactions policy is determined to have occurred, the CCO may impose sanctions and take other actions, including requiring, without limitation, that the trades in question be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, issuing a suspension of personal trading rights or suspension of employment (with or without compensation), imposing a fine, making a civil referral to the SEC, making a criminal referral, and/or dismissing an Employee for cause, or any combination of the foregoing. All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations.

No Employee is permitted to participate in a determination of whether he or she has committed a violation of this policy or in the imposition of any sanction against him or her.

Disclosure of the Code

Apex will describe its Code in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code. All Client requests for Apex’s Code should be directed to the CCO.